Exhibit 4(c)

GE LIFE AND ANNUITY ASSURANCE COMPANY

PAYMENT PROTECTION RIDER

This rider is added to the Contract. The rider provides for one or more Payment Protection Plans that may include Additional Death Proceeds. A Payment Protection Plan establishes a Guaranteed Payment Floor on a new Income Payment option available under the Contract. The Guaranteed Payment Floor is based on the attained age of the younger Annuitant on the earlier of the Annuity Commencement Date and the Income Start Date. To maximize the Additional Death Proceeds and each Guaranteed Payment Floor, you must allocate Contract Value and the value of Annuity Units to the Investment Strategy. We allow a maximum of [five] Payment Protection Plans. We reserve the right to allow additional Payment Protection Plans. You may not terminate this rider.

All rider terms will have the same meaning as under the Contract, unless otherwise provided. Each Payment Protection Plan will operate as follows:

Additional Death Proceeds—The benefit we will pay to the Designated Beneficiary if the last Annuitant dies after the Income Start Date.

Adjustment Account—The account that is established when the Monthly Income is calculated on the Income Start Date.

Annual Income Amount—The amount equal to Annuity Units multiplied by Annuity Unit value on the Valuation Day each Annuity Year starts.

Annuity Year—A one-year period beginning on the Income Start Date or on the annual anniversary of the Income Start Date.

Asset Allocation Model—The Asset Allocation Model shown on the Contract Data Pages.

Benefit Base—The maximum amount used to calculate the available Income Base.

Designated Subaccounts—The Designated Subaccounts shown on the Contract Data Pages.

Guaranteed Payment Floor—The guaranteed amount of each Monthly Income for a Payment Protection Plan.

Income Base—The value on which a Guaranteed Payment Floor is calculated for a Payment Protection Plan. Your aggregate Income Base for all Payment Protection Plans can never exceed the maximum Income Base allowed. The maximum Income Base is shown on your Contract Data Pages. The maximum Income Base applies to all contracts that you own with us or one of our affiliated companies.

Income Start Date—The date you elect to begin Monthly Income, if the Annuitant(s) is living on that date. This date must be an annual Contract anniversary and must occur at least 36 months after the latest of the Contract Date, the last reset date of the Benefit Base, or the date that the last Purchase Payment is applied.

Income Start Value—The portion of Contract Value applied to a Payment Protection Plan that provides for Monthly Income as of the Income Start Date.

Investment Strategy—The Asset Allocation Model and/or Designated Subaccounts required for this rider.

Level Income Amount—The amount that would result from applying the Annual Income Amount to a 12-month, period certain, single payment immediate annuity made available to this rider. We will declare the interest rate at the start of each Annuity Year.

Monthly Income—The amount paid each month to you on and after the Income Start Date. The amount of the Monthly Income remains constant throughout an Annuity Year. This amount may increase or decrease from Annuity Year to Annuity Year.

Payment Protection Plan—The variable Income Payments that provide Monthly Income at least equal to the Guaranteed Payment Floor while any Annuitant is alive. A plan may provide Additional Death Proceeds if the last Annuitant dies after the Income Start Date.

Investment Strategy

To maximize each Guaranteed Payment Floor, you must allocate all Contract Value to the Investment Strategy. We or our affiliates will provide the Investment Strategies. You must allocate your Contract Value among the following Investment Strategy options shown on the Contract Data Pages for the Payment Protection Rider:

•	the Designated Subaccounts; and/or

•	the Asset Allocation Model.

You must allocate all Contract Value between the Investment Strategy options. If you use the Designated Subaccounts option, you must specify the percentage to invest in each Designated Subaccount. Under the Asset Allocation Model option, any percentage of Contract Value invested must first be divided into categories in accordance with the percentages shown on the Contract Data Pages. Within each category you must then specify the percentage to invest in each available Subaccount.

On a monthly basis, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen. In addition, on any Valuation Day after any transaction involving a withdrawal, receipt of a Purchase Payment or a transfer of Contract Value, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen, unless you instruct us otherwise.

If you choose to allocate Contract Value without following the Investment Strategy, your Benefit Base will be reduced by the percentage shown on the Contract Data Pages. At least 15 days prior to your next rider anniversary, you may elect to participate in the Investment Strategy we offer at that time, provided we receive notice of your election in a form acceptable to us. If you elect to participate in the Investment Strategy, your Benefit Base will be reset to your Contract Value as of that rider anniversary. The charge for this rider may be reset. The new charge, which may be higher than your previous charge, will never exceed 1% annually.

If on the Income Start Date, you are following the Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your Income Base will be reduced by the percentage shown on the Contract Data Pages. A reduction of Income Base after the Income Start Date will result in reduction of the Guaranteed Payment Floor and the Additional Death Proceeds. However, if your Benefit Base was reduced due to not following the Investment Strategy and then not reset before your Income Start Date, this adjustment does not apply. On a monthly basis, we will rebalance the value of Annuity Units to the Subaccounts in accordance with the percentages that you have chosen.

Benefit Base

The initial Benefit Base is equal to the sum of the Purchase Payments applied on the Contract Date. The Benefit Base is constant and remains in effect until adjusted as described below.

If you have followed the Investment Strategy from the later of the Contract Date and the date on which the Benefit Base was reset, any additional Purchase Payments applied will be added to the Benefit Base on the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base.

If your Benefit Base was reduced due to not following the Investment Strategy and then not reset, any additional Purchase Payments applied multiplied by the Benefit Base reduction percentage, shown on the Contract Data Pages, will be added to the Benefit Base on the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base.

All withdrawals, including any surrender charges and any premium tax, reduce the Benefit Base. The new Benefit Base is equal to (a) multiplied by (b) divided by (c), where:

(a) is the Benefit Base on the prior Valuation Day, adjusted for any additional Purchase Payments;

(b) is the Contract Value following the withdrawal; and

(c) is the Contract Value before the withdrawal.

On the Income Start Date, Benefit Base is converted to Income Base. Any withdrawal that occurs on the Income Start Date will be processed before Benefit Base is converted to Income Base. If the Income Start Value is equal to the total Contract Value, 100% of Benefit Base is converted to Income Base. Otherwise only a portion of Benefit Base is converted to Income Base. The new Benefit Base is equal to (a) multiplied by (b) divided by (c), where: (a) is the Benefit Base on the prior Valuation Day, adjusted for any withdrawals; (b) is the Contract Value following the conversion; and (c) is the Contract Value before the conversion.

The Income Base allocated to each Payment Protection Plan is equal to (a) multiplied by (b) divided by (c), where:

(a) is the Benefit Base on the prior Valuation Day, adjusted for any withdrawals;

(b) is the Income Start Value; and

(c) is the Contract Value before the conversion of Benefit Base to Income Base.

You may choose to reset your Benefit Base on a rider anniversary. If you do, as of that date, we will:

•	reset the Benefit Base to your Contract Value;

•	reset the charge for this rider. The new charge, which may be higher than your previous charge, will never exceed 1% annually; and

•	reset the Investment Strategy to the current Investment Strategy.

You must wait at least 36 months after the last of any reset of your Benefit Base before you may begin your Monthly Income. If on any rider anniversary any Annuitant is older than the maximum reset age, you may not reset your Benefit Base. The maximum reset age is shown on the Contract Data Pages.

Monthly Income

On the Income Start Date, we will begin your Monthly Income. The Income Start Value will be applied to a Payment Protection Plan. This value is received in payments over the life of the Annuitant(s). Beginning on the Income Start Date, Monthly Income will be calculated annually as of the first Valuation Day of each Annuity Year. If the first day of an Annuity Year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the Monthly Income for that Annuity Year. Monthly Income will not vary during an Annuity Year.

Monthly Income will be paid to you unless you elect otherwise. If you are receiving Monthly Income, your Contract will be deemed to have reached its Annuity Commencement Date on the day your Contract Value equals zero. If Contract Value is greater than zero, you may elect to transfer Monthly Income within the Contract on a prorata basis to the Investment Options in which Contract Value is then allocated. If you have elected to transfer Monthly Income within the Contract and Contract Value falls to zero, the transfers of Monthly Income will end and Monthly Income will be paid to you. In that event, your Contract will be deemed to have reached its Annuity Commencement Date on the day your Contract Value equaled zero.

The initial Annual Income Amount for each Payment Protection Plan is equal to (a) multiplied by (b), where:

(a) is the payment rate based upon the gender(s) and settlement age(s) of the Annuitant(s), the Income Start Value and the Income Base as of the Income Start Date; and

(b) is the Income Start Value less any premium tax.

For purposes of this rider only, the payment rates are based on the Annuity 2000 Mortality Table, using an Assumed Interest Rate of 3%.

Maximum Age Adjustment

The settlement age(s) is the Annuitant(s)’s age last birthday on the date Monthly Income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

Year Payments Begin		Maximum Age
After	Prior To	Adjustment

2000	2026	5
2025	2051	10
2050	—	15

The subsequent Annual Income Amounts under the applicable payment plan are determined by means of Annuity Units. The amount of any subsequent Annual Income Amount may be greater or less than the initial amount. We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based. The number of Annuity Units is determined by dividing the portion of the initial Annual Income Amount attributable to that Subaccount by the Annuity Unit value for that Subaccount as of the Income Start Date. The dollar amount of each subsequent Annual Income Amount is the sum of the payments from each Subaccount. The payment is determined by multiplying your number of Annuity Units in each Subaccount by the Annuity Unit value for that Subaccount as of the Valuation Day each Annuity Year starts.

The Guaranteed Income Floor is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the Income Base;

(b)	is the Guaranteed Payment Floor percentage shown on the Contract Data Pages for the attained age of the single Annuitant or the younger of the Joint Annuitants on the Income Start Date; and

(c)	is 12.

The initial Monthly Income is the greater of the Level Income Amount and the Guaranteed Payment Floor. An Adjustment Account is established on the Income Start Date. The value of the Adjustment Account will be the greater of (a) and (b), where:

(a)	is zero; and

(b)	is 12 multiplied by the Guaranteed Income Floor, minus 12 multiplied by the initial Level Income Amount.

The actual Monthly Income in subsequent Annuity Years is the greater of (a) and (b), where:

(a)	is the subsequent Level Income Amount, minus any value in the Adjustment Account as of the date the last Monthly Income was made divided by 12; and

(b)	is the Guaranteed Payment Floor.

For Monthly Income in subsequent Annuity Years, the value of the Adjustment Account will be the greater of (a) and (b), where:

(a)	is zero; and

(b)	is the value of the Adjustment Account as of the date that the last Monthly Income was made, plus 12 multiplied by the actual subsequent Monthly Income, minus 12 multiplied by the subsequent Level Income Amount.

On the Income Start Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual amount is less than $100, we will pay you annually.

Death Provisions

The following provisions apply to the rider with regard to the death of any Annuitant.

Special Distribution Rules when Death Occurs Before Monthly Income Starts

If the Designated Beneficiary is a surviving spouse who elects to continue the Contract as the new Owner, this rider will continue.

Special Distribution Rules when Death Occurs on or After Monthly Income Starts

On the Income Start Date, the [Death Benefit] is adjusted. The new [Death Benefit] is (a) multiplied by (b) divided by (c), where:

(a)	is the [Death Benefit] prior to the conversion;

(b)	is the Contract Value after the conversion; and

(c)	is the Contract Value before the conversion.

If the last Annuitant dies after an Income Start Date, there may be Additional Death Proceeds paid under this rider to the Designated Beneficiary in a lump sum. Under each Payment Protection Plan, the amount of any Additional Death Proceeds will be the greater of (a) and (b), where:

(a)	is (i) minus (ii), where:

(i)	is the Income Base less any premium tax;

(ii)	is the sum of all Monthly Income paid; and
(b)	is zero.

Rider Charge

There will be a daily asset charge made for this rider. This charge is added to the Contract’s daily asset charge and applied against all amounts in the Subaccounts. This charge is shown on the Contract Data Pages. The charge for this rider may be reset if you choose to reset your Benefit Base. The new charge, which may be higher than your previous charge, will never exceed 1% annually.

When this Rider is Effective

The rider becomes effective on the Contract Date. This rider may not be terminated.

Change of Ownership

We must approve any assignment or sale of this Contract unless under a court ordered assignment.

If you marry after issue, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

General Provisions

For purposes of this rider:

•	A non-natural entity Owner must name an Annuitant and may name a Joint Annuitant.

•	An individual Owner must also be an Annuitant.

•	If there is only one Owner, that Owner may name his or her spouse as a Joint Annuitant.

For GE Life and Annuity Assurance Company,

Pamela S. Schutz

President